UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a)
AND
AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934

RegeneRx Biopharmaceuticals, Inc.
(Name of Issuer)

Common stock, par value $0.001 per share
(Title of Class of Securities)

75886X 10 8
(CUSIP Number)

Ill Park
President and Chief Executive Officer
G-treeBNT Co., Ltd.
22nd FL, Parkview Tower,
248 Jungjail-ro, Bundang-gu,
Seongnam-si, Gyeonggi-do 463-863,
Republic of Korea
 +82-31-786-7800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 29, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 75886X 10 8		Page 2 of 4 Pages

1.	Names of Reporting Persons G-treeBNT Co., Ltd. (formerly known as Digital Aria Co., Ltd.)
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.	Citizenship or Place of Organization Republic of Korea
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 25,083,333 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 25,083,333 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,083,333 (1)
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 23.5% (2)
14.	Type of Reporting Person CO

(1)  Represents (i) 19,583,333 shares of common stock owned by the Reporting Person; and (ii) 5,500,000 shares that the Reporting Person has the contractual right to acquire from the Issuer, in each case which purchases could be effected within 60 days from the date hereof.

(2) Based on 92,983,247shares of common stock outstanding as of August 14, 2014, as reported by RegeneRx Biopharmaceuticals, Inc., adjusted in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

CUSIP No. 75886X 10 8	Page 3 of 4 Pages

Explanatory Note:

This Amendment No. 2 (this “Amendment”) on Schedule 13D is being filed to amend the statement on Schedule 13D relating to the common stock, par value $0.001 per share (the “Common Stock”), of RegeneRx Biopharmaceuticals, Inc., a Delaware corporation (the “Issuer”), as initially filed with the Securities and Exchange Commission on March 17, 2014, as amended on April 1, 2014 (as so amended, the “Original Schedule 13D”) by G-treeBNT Co., Ltd. (formerly known as Digital Aria Co., Ltd.) (the “Reporting Person”). This Amendment is triggered by an acquisition of Common Stock from the Issuer, as described in Item 4 below.  The Original Schedule 13D is hereby amended and supplemented as detailed below and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following to the end thereof:

On August 29, 2014, in accordance with the terms of the Securities Purchase Agreement, the Reporting Person purchased 8,333,333 shares of Common Stock for an aggregate purchase price of $1.0 million.  The Reporting Person intends to hold the Common Stock of the Issuer acquired on August 29, 2014, as well as any additional shares of Common Stock acquired pursuant to the Securities Purchase Agreement, for investment purposes.
Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	As of the date hereof, (i) the Reporting Person is the record owner of 19,583,333 shares of the Common Stock and (ii) has the right to acquire an additional 5,500,000 shares of Common Stock pursuant to the Securities Purchase Agreement. As a result, the Reporting Person may be deemed to beneficially own 25,083,333 shares of Common Stock as of the date hereof, representing beneficial ownership of 23.5% of the Issuer’s Common Stock. None of the individuals listed on Schedule I hereto (each a “Listed Individual”) separately beneficially own any shares of Common Stock.

(b)	Of the 25,083,333 shares of Common Stock beneficially owned by the Reporting Person, the Reporting Person has sole voting and dispositive power with respect to all of such shares.

(c)	Except as described herein, neither the Reporting Person nor any Listed Individual has effected any transactions in the Common Stock during the past 60 days.

(d)
No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock beneficially owned by the Reporting Person.

(e)	Not applicable.

The information contained on the cover page of this Amendment and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

CUSIP No. 75886X 10 8	Page 4 of 4 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2014

Company Name

By:	/s/ Ill Park
Name: Ill Park
Title: Chief Executive Officer